

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2010

Mr. Steven R. Mumma
New York Mortgage Trust, Inc.
52 Vanderbilt Avenue
New York, NY 10017

     Re: **New York Mortgage Trust, Inc.**
              Form 10-K for the year ended December 31, 2009
              File No. 1-32216

Dear Mr. Mumma:

We have completed our review of the above referenced filing and have no further comments at this time.

              Sincerely,

              Kevin Woody
              Branch Chief